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                                                                   EXHIBIT 99.15
                   [LETTERHEAD OF PORTER, LEVAY & ROST, INC]

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FOR:      MHI GROUP, INC.

FROM:     Hal Le Vay

COMPANY:  Clifford Hinkle

CONTACT:  (904) 385-8883


                                                           FOR IMMEDIATE RELEASE

                              LOEWEN ACQUIRES MHI

  TALLAHASSEE, FL, Aug.9--MHI Group, Inc. (NYSE:MH) has announced today that it has entered into a definitive agreement and plan of merger with a wholly-owned subsidiary of the Loewen Group Inc. (Nasdaq:LWNGF), pursuant to which Loewen will acquire MHI. Pursuant to the agreement, Loewen will commence a tender offer for all issued and outstanding shares of MHI's common stock at a place of $10.25 per share in cash.

  The Board of Directors of MHI has unanimously approved the tender offer and the merger as being fair to, and in the best interests of, MHI and its shareholders, and has recommended that all shareholders accept the tender offer.

  Clifford Hinkle, President and Chief Executive Officer of MHI, said: "The merger brings together two companies with similar corporate cultures, dedicated to serving their clients' families, while enhancing shareholder value. MHI provides Loewen with a greatly enhanced presence in Florida, the premium market in the United States. MHI properties will benefit from the synergies and economics of scale offered by this international industry leader, who is dedicated to preserving and enhancing the heritage of our properties."

                                    -more-

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                                      -2-

        The tender offer and the merger are subject, among other things, to the acquisition by Loewen of a majority of the total number of shares of MHI common stock outstanding on a fully-diluted basis and the expiration of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The tender offer is not subject to financing.

        Following the consummation of the tender offer, all shares of MHI's common stock then outstanding (other than shares held by Loewen and MHI) will be converted into the right to receive $10.25 per share in cash.

        In connection with the merger agreement, MHI and Loewen have also entered into a Stock Option Agreement pursuant to which Loewen has under certain circumstances the option to purchase up to 19.9% of the outstanding common stock of MHI, at a purchase price of $10.25 per share. In addition, certain shareholders and option holders in MHI have granted Loewen the option to acquire approximately 486,000 additional shares in MHI common stock.

        Approximately 6,272,000 shares of common stock of MHI are issued and outstanding.

        Commonwealth Associates was retained by MHI as financial advisor to the transaction.



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1995